Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Nine Months Ended Nov. 1, 2008 and Nov. 3, 2007

and for the Most Recent Five Fiscal Years

	Nine Months Ended		Fiscal Year Ended
	Nov. 1,	Nov. 3,	Feb. 2,	Feb. 3,	Jan. 28,	Jan. 29,	Jan. 31,
(millions)	2008	2007	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges

Earnings from continuing operations
before tax	$2,593	$2,959	$4,625	$4,497	$3,860	$3,031	$2,603
Capitalized Interest	(43)	(54)	(66)	(47)	(42)	(18)	(8)
Adjusted earnings from continuing
operations before income tax	2,550	2,905	4,559	4,450	3,818	3,013	2,595
Fixed charges:
Interest expense (a)	729	541	747	646	532	607	569
Interest portion of rental expense	77	69	94	88	84	85	68
Total fixed charges	806	610	841	734	616	692	637
Earnings from continuing operations before income taxes and fixed
charges	$3,356	$3,515	$5,400	$5,184	$4,434	$3,705	$3,232
Ratio of earnings to fixed charges	4.16	5.76	6.42	7.06	7.21	5.35	5.07

Note: Computation is based on continuing operations.

(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs.  Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.